SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenos Aires, March 29, 2023

To the

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re: General and Special Class A and Class D, Ordinary and Extraordinary Shareholders’ Meeting

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and the corresponding ByMA and MAE Regulations.

In this regard, we hereby inform that the Board of Directors of the Company, at its meeting held on March 29, 2022, resolved to call for a General and Special Class A and Class D, Ordinary and Extraordinary Shareholders’ Meeting to be held on Friday, April 28, 2023 at 11:00 a.m. at the Company’s registered office located at Macacha Güemes 515, City of Buenos Aires.

Yours faithfully,

/s/ Pablo Calderone

Pablo Calderone Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 29, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer